Florianópolis, September 14th, 2006.

CE DF-0026/2006

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the Material Fact translated form Portuguese to English. This document, issued by Tractebel Energia, was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager
The Bank Of New York